(logo)OPPENHEIMERFUNDS
Robert G. Zack                            OppenheimerFunds, Inc.
Senior Vice Presid           Two World Trade Center, 34th Floor
Associate General Counsel    New York, NY 10048-0203
                             212 323-2000  Fax 212 323-0558


                                          May 18, 1998


Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer U.S. Government Trust
            Reg. No. 2-76645; File No. 811-3430

      EDGAR Filing of Post-Effective Amendment No. 35

To the Securities and Exchange Commission:

      An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Oppenheimer U.S. Government Trust (the "Fund") on May 18, 1998 (accession number 0000701382-98-000006). The filing consisted of documents comprising Post-Effective Amendment No. 35 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 32 to its 1940 Act Registration Statement (the "Amendment").

      Pursuant to Rule 477 of the 1933 Act , we are hereby requesting the withdrawal of the Amendment filing. The reason for the withdrawal is that the filing did not include all of the financial highlight information. A corrected amendment was filed today.

     If you have any questions regarding this filing, please contact Kathleen Ives, Esq. at (303) 768-3331.

                                Sincerely yours,


                               /s/ Robert G. Zack
                                          --------------------------------
                                          Robert G. Zack
                                          Assistant Secretary of the
                                          Registrant